UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Bryn Sappington

Fulbright & Jaworski LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201-2784

(214) 855-7180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,620,925[1]
	8	SHARED VOTING POWER 12,560,823[1]
	9	SOLE DISPOSITIVE POWER 15,620,925[1]
	10	SHARED DISPOSITIVE POWER 12,560,823[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,181,748[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%[2]
14	TYPE OF REPORTING PERSON CO

1. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.

2. Based upon approximately 80,125,930 common units representing limited partner interests (“Common Units”) of Tesoro Logistics LP (the “Issuer”) issued and outstanding as of October 24, 2014, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,989,758[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,989,758[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,989,758[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%[2]
14	TYPE OF REPORTING PERSON OO

1. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.

2. Based upon approximately 80,125,930 Common Units issued and outstanding as of October 24, 2014, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,492,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,492,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%[1]
14	TYPE OF REPORTING PERSON CO

1. Based upon approximately 80,125,930 Common Units issued and outstanding as of October 24, 2014, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,921,777[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,921,777[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,921,777[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[2]
14	TYPE OF REPORTING PERSON OO

1. Includes Common Units. The Reporting Person, sole general partner of the Issuer, owns 1,631,448 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.

2. Based upon approximately 80,125,930 Common Units issued and outstanding as of October 24, 2014, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interest (“Common Units”) in Tesoro Logistics LP (the “Issuer”) filed by Tesoro Corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, together with Tesoro, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013 and May 20, 2014 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference. Such schedule amends and restates, as to the information required by such subparagraphs, the information contained in Schedule A of the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented as follows:

In connection with the Issuer’s pending acquisition of QEP Field Services, LLC (the “QEPFS Acquisition”) pursuant to the Membership Interest Purchase Agreement, dated October 19, 2014, by and between the Issuer and QEP Field Services Company, a wholly-owned subsidiary of QEP Resources, Inc., the Issuer issued 23,000,000 Common Units in a public underwritten offering pursuant to the Prospectus Supplement dated October 20, 2014, including 3,000,000 of Common Units issued pursuant to the underwriters’ exercise of an over-allotment option (the “Offering”). In the Offering, Tesoro acquired 8,700,191 Common Units as a price of $57.47 per Common Unit on October 24, 2014. Additionally, the General Partner made a capital contribution of $26,913,775.70 to the Issuer to maintain the General Partner’s approximately 2% general partner interest in the Issuer.

The acquisition of the Common Units by Tesoro in the Offering was made with cash on hand.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

Tesoro acquired the Common Units in the Offering for investment purposes and to provide funds to the Issuer for the QEPFS Acquisition. The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on such Reporting Person’s and the Issuer’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

A portion of the proceeds from the Offering, including the purchase of Common Units in the Offering by the Reporting Persons, may be used to pay the purchase price of the QEPFS Acquisition, which will result in an extension of the Issuer’s business into the natural gas logistics business.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is amended and restated as follows:

Items 11 and 13 of each Cover Page state the aggregate number and percentage of Common Units beneficially owned by the applicable Reporting Persons. Such information is incorporated herein by reference.

As of October 24, 2014, the approximate number of Common Units issued and outstanding is 80,125,930, with such figure provided to the Reporting Persons by the Issuer.

As of October 24, 2014, (i) Tesoro is the record holder of 15,620,925 Common Units, over which it has sole voting and dispositive power; (ii) TRMC is the record holder of 8,067,981 Common Units, over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of TRMC; and (iii) Tesoro Alaska is the record holder of 571,065 Common Units, over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of Tesoro Alaska.

As of October 24, 2014, the General Partner is the record holder of 3,921,777 Common Units. The General Partner shares voting and dispositive power over these Common Units with Tesoro, TRMC and Tesoro Alaska due to such parties collective ownership of 100% of the General Partner’s membership interests (5%, 94.5% and 0.5%, respectively).

The number of Common Units held by each of the Reporting Persons’ directors and executive officers is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

The information set forth in Item 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

TESORO CORPORATION

By:	/s/ Charles S. Parrish
Charles S. Parrish Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish Executive Vice President and Secretary

TESORO ALASKA COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish Executive Vice President, General Counsel and Secretary

TESORO LOGISTICS GP, LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Rodney F. Chase	Non-Executive Chairman for Genel Energy, plc	0
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	35,653
Robert W. Goldman	Independent Financial Consultant	4,100
Steven H. Grapstein	Chief Executive Officer of Como Holdings USA, Inc.	5,000
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Retired	0

Executive Officers:

Name	Position at Tesoro Corporation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	35,653
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	5,782
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Keith M. Casey	Senior Vice President, Strategy and Business Development	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING & MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining & Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	35,653
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	5,782
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Refining & Marketing Company LLC	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	35,653
Charles S. Parrish	Executive Vice President and Secretary	5,782
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Keith M. Casey	Senior Vice President, Strategy and Business Development	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY LLC

The business address of each person listed below is c/o Tesoro Alaska Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	35,653
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	5,782
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Alaska Company LLC	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	35,653
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	5,782
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Keith M. Casey	Senior Vice President, Strategy and Business Development	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	35,653
Raymond J. Bromark	Retired	8,082
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	6,107
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	12,847
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	16,251
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	5,782
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0
Keith M. Casey	Senior Vice President, Strategy and Business Development of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Common Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	35,653
Phillip M. Anderson	President	16,251
Charles S. Parrish	Vice President, General Counsel and Secretary	5,782
Steven M. Sterin	Vice President and Chief Financial Officer	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Keith M. Casey	Vice President, Strategy	0

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

•	None.

[End of Schedule A]